Foreign Custody Manager Agreement
SCHEDULE II SERIES

448330	Knowledge Leaders Developed World ETF	July 08, 2015
824504	The Wear ETF	August 2, 2016
541865	Saba Closed-End Funds ETF	March 13, 2017
983931	ProSports Sponsors ETF	July 11, 2017

EXCHANGE LISTED FUNDS TRUST

By:	/s/ J. Garrett Stevens
Title:	J. Garrett Stevens

THE BANK OF NEW YORK MELLON

By:	/s/ Thomas Pozzarro
Title:	Managing Director